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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------


                                AMENDMENT NO. 3

                                       TO
                                 SCHEDULE 14D-9

                          ---------------------------

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          ---------------------------

                                ULTRA PAC, INC.
                           (Name of Subject Company)

                                ULTRA PAC, INC.
                     (Names of Person(s) Filing Statement)

                   COMMON STOCK, NO PAR VALUE (INCLUDING THE
                  ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                     903886
                     (Cusip Number of Class of Securities)

                                CALVIN S. KRUPA
                CHAIRMAN, CHIEF EXECUTIVE OFFICER, AND PRESIDENT
                           21925 INDUSTRIAL BOULEVARD
                            ROGERS, MINNESOTA 55374
                                 (612) 428-8340
          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                          ---------------------------

                                WITH A COPY TO:

FRANK I. HARVEY, ESQ.              HERBERT S. WANDER, ESQ.
LARKIN HOFFMAN DALY                DAVID J. KAUFMAN, ESQ.
  & LINDGREN, LTD.                 KATTEN MUCHIN & ZAVIS
7900 XERXES AVENUE SOUTH           525 WEST MONROE
SUITE 1500                         SUITE 1600
BLOOMINGTON, MINNESOTA 55431       CHICAGO, ILLINOIS 60661-3693
(612) 835-3800                     (312) 902-5200

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                                  INTRODUCTION


     Ultra Pac, Inc. ("Ultra Pac") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, as filed on March 26, 1998, as amended on April 1, 1998, and as amended on April 17, 1998 (the "Schedule 14D-9"), with respect to the tender offer made by Package Acquisition, Inc., an indirect wholly-owned subsidiary of Ivex Packaging Corporation ("Ivex"), for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.



     The Exhibit Index of the Schedule 14D-9 is hereby amended and restated as follows:



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                                 EXHIBITS INDEX


EXHIBIT NO.                           DESCRIPTION
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
     1        **Agreement and Plan of Merger dated as of March 23, 1998
              among Ivex Packaging Corporation, Package Acquisition, Inc.
              and Ultra Pac, Inc.
     2        **Form of Tender and Option Agreement.
     3        *Amended and Restated Employment Agreement between Calvin S.
              Krupa, Ultra Pac and Ivex dated March 23, 1998.
     4        **Portions of Ultra Pac's Proxy Statement, dated May 12,
              1997.
     5        **Employment Agreement between Ultra Pac and Thomas F. Rains dated March 31, 1997.
     6        **Employee Confidentiality, Non-Compete and Separation
              Agreement between Ultra Pac and William J. Howard dated
              January 31, 1997.
     7        **Ultra Pac's 1991 Stock Option Plan.
     8        Ultra Pac's 1996 Stock Option Plan.(1)
     9        **Ultra Pac's 1997 Stock Option Plan.
    10        **Ultra Pac's Outside Director Stock Option Plan.
    11        **Change of Control Agreement between Ultra Pac and Thomas
              V. Bissell dated November 13, 1997.
    12        **Change of Control Agreement between Ultra Pac and Charles
              C. Ahern, Jr. dated November 13, 1997.
    13        Change of Control Agreement between Ultra Pac and Gregory L.
              Nelson dated March 3, 1997.(2)
    14        Change of Control Agreement between Ultra Pac and Dan
              Erikstrup dated February 28, 1997.(2)
    15        Change of Control Agreement between Ultra Pac and William J.
              Howard dated January 31, 1997.(2)
    16        **Press release dated March 23, 1998.
    17        Amendment No. 1 to Rights Agreement dated as of March 22,
              1998 between Ultra Pac, Inc. and Norwest Bank Minnesota,
              N.A.(3)


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 * Filed herewith.

** Previously filed.


(1) Incorporated by reference to the specified exhibit to the Form 10-Q for the quarter ended April 30, 1997.



(2) Incorporated by reference to the specified exhibit to the 10-K for the year ended January 31, 1997.



(3) Incorporated by reference to the specified exhibit to the Registration Statement on Form 8-A/A dated March 26, 1998.

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                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          ULTRA PAC INC.

                                          By:     /s/ CALVIN S. KRUPA

                                          --------------------------------------
                                          Name: Calvin S. Krupa
                                          Title: Chairman, Chief Executive
                                          Officer and President


Dated: April 23, 1998